Exhibit 99.1

Enerplus Closes the Sale of Remaining Canadian Assets

CALGARY, AB, Dec. 19, 2022 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announced today that it has closed the previously announced sale of substantially all of its remaining Canadian assets to Surge Energy Inc. for total consideration of CDN$245 million, prior to closing adjustments.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2022/19/c9874.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 19-DEC-22